UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended December 31, 2005 OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Transition Period From To
Commission File Number 0-20882
Standard Management Corporation Savings Plan
(Full title of the plan)
Standard Management Corporation
10689 North Pennsylvania Street
Indianapolis, Indiana 46280
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)
Registrant’s Telephone Number, including Area Code: (317) 574-6200

STANDARD MANAGEMENT
CORPORATION SAVINGS PLAN
Financial Statements
and
Supplemental Schedules
December 31, 2005 and 2004
With
Reports of Independent Registered Public Accounting Firm

STANDARD MANAGEMENT
CORPORATION SAVINGS PLAN

Page

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements:

Net Assets Available for Plan Benefits	3

Changes in Net Assets Available for Plan Benefits	4

Notes to Financial Statements	5-11

Supplemental Schedules:

Schedule of Assets (Held at End of Year)	12

Schedule of Delinquent Contributions	13

Exhibits
EX-23.1 CONSENT OF BDO SEIDMAN, LLP
EX-23.2 CONSENT OF CLARK, SCHAEFER, HACKETT & CO

Report of Independent Registered Public Accounting Firm
Plan Administrator
Standard Management Corporation Savings Plan
Indianapolis, Indiana
We have audited the accompanying statement of net assets available for plan benefits of the Standard Management Corporation Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Standard Management Corporation Savings Plan as of December 31, 2005, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting standards generally accepted in the United States of America.
Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent contributions as of and for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s Management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
Chicago, Illinois
July 12, 2006

Report of Independent Registered Public Accounting Firm
To the Administrator and
Administrative Committee of
Standard Management Corporation
Savings Plan:
We have audited the accompanying statements of net assets available for benefits of Standard Management Corporation Savings Plan as of December 31, 2004, and the related statements of changes in net assets available for plan benefits for the year ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2004, and the changes in net assets available for benefits for the year ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ CLARK, SCHAEFER, HACKETT & CO.
Cincinnati, Ohio
June 3, 2005

STANDARD MANAGEMENT CORPORATION
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value
Money market funds	$17,473	$90,406
Mutual and common collective funds	3,117,072	4,046,478
Common stocks	163,818	71,552
Participant loans	21,939	52,216

	3,320,302	4,260,652

Contribution receivables:
Employer	20,429	—
Employee	43,973	—

	64,402	—

Accrued income	6,046	1,801

Total assets	3,390,750	4,262,453

Liabilities:
Other liabilities	(22,505)	(1,798)

Net assets available for plan benefits	$3,368,245	$4,260,655

See accompanying notes to financial statements.

STANDARD MANAGEMENT CORPORATION
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004

	2005	2004
Contributions:
Employer	$197,248	$223,532
Employee	349,361	437,326
Employee rollover	32,815	93,265

Total contributions	579,424	754,123

Investment income (loss):
Interest income	94,848	65,411
Net appreciation (depreciation) in fair value of investments	(131,459)	218,606

Total investment income	(36,611)	284,017

Distributions to participants	(1,424,290)	(565,793)
Administrative expenses	(10,933)	—

Total deductions	(1,435,223)	(565,793)

Net increase (decrease) in net assets available for plan benefits	(892,410)	472,347

Beginning of year, net assets avaiable	4,260,655	3,788,308

End of year, net assets available	$3,368,245	$4,260,655

See accompanying notes to financial statements.

STANDARD MANAGEMENT CORPORATION
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 and 2004
1.	Description of the Plan:
The following brief description of the Standard Management Corporation Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.
General
The Plan is a defined contribution plan covering substantially all full time eligible employees of Standard Management Corporation (the “Company”) and its subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In 2003, the Plan appointed two members of management to serve as co-trustees of the Plan.
Eligibility
Employees are eligible to participate in the Plan on the first day of every month immediately following the date they met the eligibility requirements of attaining the age of 21 and completing an initial six-month employment period. Participation is voluntary.
Participant Accounts
Each participant’s account is credited with the participant’s elective deferrals and allocations of the Company’s contributions, plan earnings and administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. As of January 1, 1999, the Company elected to make matching contributions to the Plan in accordance with the safe harbor provisions outlined in Section 401(k)(12)(B) of the Internal Revenue Code. Under these safe harbor provisions, all Company-matching contributions made after this date are also immediately vested.

The vested percentage of a participant’s profit sharing and discretionary matching contribution accounts will be determined in accordance with the following schedule based on the participant’s years of service at the termination date:

Number of Years	Percentage
of Service	Vested
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%
In the event of a participant’s retirement on or after the participant’s 65th birthday, total disability or death, the participant’s profit sharing account becomes fully vested.
Contributions
Participants may contribute up to 100% of eligible compensation, as defined by the Plan. Employees who are eligible to make elective contributions under the Plan and who have attained age 50 before the end of the year are eligible to make catch-up contributions in amounts allowed by law. Participants may also make qualified rollover contributions to the Plan.
Each year the employer may make three types of contributions to the plan – an employer discretionary matching contribution, a non-elective profit sharing contribution, and a safe harbor matching contribution. Discretionary matching contributions, if made, are allocated based on the participant’s deferrals made during the plan year. Profit sharing contributions, if made, are allocated to the accounts of all eligible participants, pro rata, according to those participants’ total eligible compensation for that year.
The safe harbor matching contribution equals the first 4% of the eligible participant’s salary deferral. Compensation deferrals above 4% of compensation are not matched. The Company did not make a profit sharing or discretionary matching contribution in 2005 or 2004.
The total maximum amount of contributions for each plan year is the lesser of $42,000 and $41,000 or 100% of the participant’s total compensation, including all contributions from the participant and the Company for 2005 and 2004, respectively.

Payment of Benefits
Upon termination of employment, death, disability or retirement, a participant may elect to receive an amount equal to the value of their vested account balance in either a lump sum amount, or for accounts with a distributable balance in excess of $5,000, in a series of installments. A participant may withdraw part or all of the balance in the participant’s compensation deferral contribution account prior to the participant’s termination of employment only if the participant is in immediate and heavy financial need arising from specific circumstances designated in the plan description.
Forfeited Accounts
Forfeitures may be used for several purposes, including the payment of Plan expenses. Depending on the source, forfeitures not used to pay expenses are reallocated as additional employer matching and profit sharing contributions. There were no forfeitures during the 2005 or 2004 Plan year.
Loans
The Plan agreement includes provisions authorizing loans from the Plan to active eligible participants. Participants may obtain loans up to 50% of the vested portion of their account balances, a minimum of $1,000 to a maximum of $50,000. Loan terms shall not exceed five years except in the case of the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Repayment of both principal and interest is made to the participant’s account through payroll withholdings or a lump sum.
2.	Summary of Significant Accounting Policies:
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Investment Valuation and Income Recognition
Investments in common stocks and mutual funds are based on quoted market value prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are credited to the accounts when earned. Dividend income is accrued on the ex-dividend date.
Payment of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
Investment securities are exposed to various risk, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances, and the amounts reported in the statements of net assets available for Plan benefits, and the statements of changes in net assets available for Plan benefits.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Expenses
Administrative expenses of the Plan may be paid by the Company or the Plan, at the Company’s discretion. Trustees’ fees and other administrative expenses, exclusive of those incurred in relation to the committee, are partially paid by the Plan.
3.	Investments:
The Plan provides for participant directed investment into mutual funds and various common stocks, including the common stock of the Company. The Plan’s investments are held by the custodian. Investments that represent 5% or more of net assets at December 31, 2005 and 2004 are as follows:

	2005	2004
Amcap Fund Inc. Cl R4	$244,274	$321,418
Calamos Investment Trust New Calamos	190,508	326,048
Eclipse Small Cap Value Fund Mainstay	191,117	315,062
Metropolitan Life Ins Co Ins Prods	271,758	266,795
Pimco FDS Pac Inv Mgt Ser Total Return	—	249,972
Standard Management Company Stock Fund	197,493	487,348
Thornburg Income Tr Ltd Intl Value Fund	296,685	373,656
Van Kampen Comstock Fund Cl R	356,519	478,826
WM Strategic Asset Management Portfolios
Strategic Growth Portfolio Cl A	244,845	357,427
WM Strategic Asset Management Portfolios
Balanced Portfolios Cl A	375,878	343,601

During the years ended December 31, 2005 and 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	2005	2004
Mutual and common collective funds	$(146,856)	$246,281
Common stocks	15,397	(27,675)

	$(131,459)	$218,606

4.	Income Tax Status:
The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit sharing plan and trust sponsored by Ceridian. This prototype Plan document has been filed with the appropriate agency and has obtained an opinion letter from the Internal Revenue Service stating that the prototype constitutes a qualified Plan under Section 401 of the Internal Revenue Code and that the related trust was tax-exempt as of the financial statement date. The Plan has since been amended and restated, effective January 1, 2002, to comply with Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
5.	Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant’s account shall be nonforfeitable with respect to both the participant’s and employer’s contributions, and the net assets shall be set aside for payment to the participants. Distributions shall be made by the trustee in a lump sum or in substantially equal installments during a period not exceeding one year following such termination.
6.	Related Party and Party-in-interest Transactions:
The Plan held, at fair value, $197,493 and $487,348 of Standard Management Corporation’s common shares at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, shares valued at $194,330 and $480,587 were held in a common collective fund. The remaining shares, valued at $3,163 and $6,761, respectively, was held in a self-directed account.
The Plan purchased 0 and 21,296 shares of Standard Management Corporation’s common shares at a cost of $0 and $79,452 in 2005 and 2004, respectively.
The Plan sold 52,029 and 69,702 shares of Standard Management Corporation’s common shares for $79,797 and $237,219 with a realized gain (loss) of approximately ($31,214) and $8,000 in 2005 and 2004, respectively.

The Plan had an unrealized gain (loss) on the held shares of Standard Management Corporation’s common shares of ($207,068) and $10,269 at December 31, 2005 and 2004, respectively.
Certain Plan investments are managed by the Plan’s asset custodian. Transactions in these investments qualify as party-in-interest transactions.
7.	Divestures and Acquisitions
On June 9, 2005, the Company completed the sale of its subsidiary, Standard Life Insurance Company of Indiana (“Standard Life”), to Capital Assurance Corporation (“Capital Assurance”). The sale was completed pursuant to the terms of the Stock and Asset Purchase Agreement dated February 9, 2005, between the Company and Capital Assurance. Approximately 70 employees of Standard Life transferred to the Capital Assurance plan as of the date of the sale. Therefore, the transferred employees are no longer eligible participants in the Plan. As the result of the sale, approximately $1,078,836 was distributed from the Plan to employees that left the Company or were rolled into the Capital Assurance plan.
Effective September 16, 2005, the Company acquired certain assets of Holland Health Services, Inc., a Washington retail pharmacy.
Effective July 29, 2005, the Company acquired Long Term Rx, Inc., a New Castle, Indiana direct provider of pharmaceutical products to long-term care facilities.
Effective July 28, 2005, the Company acquired Precision Healthcare, Inc., a Nashville, Tennessee provider of infusion therapy to chronically ill patients and a wholesale pharmaceutical provider to physician practices and other end users.
Effective July 21, 2005, the Company acquired Rainier Home Health Care Pharmacy, Inc., a Seattle, Washington provider of pharmaceuticals and medical supplies to long-term care facilities.
Employees of acquired companies that were already participating in an employer sponsored retirement plan were immediately eligible participants of the Plan. Employees that were not already participating were required to follow the Plan eligibility requirements.
8.	Receivables
The employee and employer receivables of $43,973 and $20,429, respectively, represent the contributions for December 2005 payrolls. The majority of these contributions were subsequently paid on March 16, 2006. Included in the employer portion is an estimate of $6,941 for the employer portion of the December 2, 2005 payroll and an estimate of $2,000 for the projected growth in value if all the funds had been contributed timely, of which, neither has been paid as of June 30, 2006. The Company will submit the funds once the external record keeper of the Plan has calculated the exact amount due.

9.	Sponsoring Company
As the defined contribution plan of Standard Management Corporation, the Plan is dependent on the Company for all future contributions. Based on current estimates of cash flow, management of the Company believes that, absent a significant additional cash infusion or significantly increased cash flow from operations, at some point during 2006, the Company may not have sufficient cash to meet its cash requirements. In their report dated April 14, 2006 included as part of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, the Company’s independent auditors have expressed “substantial doubt” about the ability of the Company to continue as a going concern due to its recurring losses from continuing operations and the possibility that it may not have adequate financing to meet all of its near-term operating needs. Company management believes, but cannot guarantee, that it can adequately address these issues by a) significantly reducing the rate of cash use at one of its operating subsidiaries, b) raising additional capital, and c) using a portion of such capital to continue to acquire profitable businesses that will provide cash flow from operations.
All funds already contributed to the Plan are not subject to additional risk because of the Company’s financial position. All investments, including investments in the Company stock are subject to market risk. Furthermore, the continued operation of the Plan is dependent on the continued existence of the Company.

STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
EIN No: 35-1773567 Plan Number: 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b), (c)	(d)	(e)
	Identity of Issue, Description of Investment Including
	Maturity Date, Rate of Interest, Collateral, Par or
	Maturity Value	Cost	Current Value
	Money Market Fund:
	Cash		$16,475
*	Schwab Money Market	**	998

			17,473

	Mutual and Common Collective Funds:
	Amcap Fund Inc. Cl R4	**	244,274
	Calamos Investment Trust New Calamos	**	190,508
	Cohen & Steers Reality Income Fd Class A	**	47,371
	Davis NY Venture Fund A	**	16,474
	Eclipse Small Cap Value Fund Mainstay	**	191,117
	Heritage Ser Tr Mid Cap Stock Fd Ser A	**	910
	Heritage Ser Tr Small Cap Stock Fd Ser A	**	104,399
	Janus Adviser Mid Cap Value Fund Class I	**	156,324
	Mainstay Funds High Yield Corp Bond	**	114,855
	Metropolitan Life Ins Co Ins Prods	**	271,758
	Neuberger Berman Equity Assets	**	28,573
	Oppenheimer Developing Markets Fund	**	59,592
	Pimco FDS Pac Inv Mgt Ser Total Return	**	139,329
*	Standard Management Company Stock Fund	**	194,330
	T. Rowe Price Growth Stock Fund Class R	**	21,048
	Thornburg Income Tr Ltd Intl Value Fund	**	296,685
	Van Kampen Comstock Fund Cl R	**	356,519
*	WM Strategic Asset Management Portfolios
	Strategic Growth Portfolio Cl A	**	244,845
*	WM Strategic Asset Management Portfolios
	Consv Growth Portfolios Cl A	**	46,610
*	WM Strategic Asset Management Portfolios
	Balanced Portfolios Cl A	**	375,878
*	WM Strategic Asset Management Portfolios
	Conservative Balance Port Cl A	**	14,752
*	WM Strategic Asset Management Portfolios
	Flex Income Portfolio Cl A	**	921

			3,117,072

	Common Stock
*	Schwab Value Investment	**	128,000
	JDS Unipahse Corporation	**	16,520
	Microsoft Corp	**	13,075
	Nortel Networks CP	**	3,060
*	Standard Management CS	**	3,163

			163,818

*	Participant Loans (5.75 to 8.0%)		21,939

	Total Investments		$3,320,302

*	Party-in-interest

**	Cost information is not required to be disclosed since investments are participant directed.

STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
EIN No: 35-1773567 Plan Number: 001
Schedule of Delinquent Contributions
December 31, 2005

			Total
			Nonexempt
Pay	Employee	Employer	Prohibited	Contribution Submitted			Contributions Pending
Date	Deferral	Contribution	Transactions	Date	Employee	Employer	Employee	Employer

04/15/05	$17,336	$10,143	$27,479	05/16/05	$17,336	$10,143	$—	$—
04/30/05	18,079	9,617	27,696	05/16/05	18,079	9,617	—	—
05/31/05	3,575	1,438	5,013	07/01/05	3,575	1,438	—	—
08/26/05	6,778	3,542	10,319	10/18/05	6,778	3,542	—	—
9/23/06	6,394	1,530	7,924	10/19/05	6,394	1,530	—	—
12/02/05	15,424	6,941	22,365	3/16/06	15,424	—	—	6,941
12/16/05	13,989	5,114	19,103	3/16/06	13,989	5,114	—	—
12/30/05	14,560	6,374	20,934	3/16/06	14,560	6,374	—	—

	$96,135	$44,699	$140,833		$96,135	$37,758	$—	$6,941

Estimate for earnings lost								2,000

								$8,941

          Employer contribution for pay date 12/02/05 is an estimate

Exhibit Index

Exhibits
23.1	Consent of BDO Seidman, LLP.

23.2	Consent of Clark, Schaefer, Hackett & Co.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
STANDARD MANAGEMENT CORPORATION
SAVINGS PLAN

Date: July 13, 2006	/s/ Stephen M. Coons

Stephen M. Coons
Executive Vice President of Standard Management
Corporation and Trustee

/s/ Holbrook Hankinson

Holbrook Hankinson
Executive Vice President of Standard Management
Corporation and Trustee